December 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Levenberg

Re:	Jet.AI Inc. Registration Statement on Form S-1 Originally Filed December 1, 2025 File No. 333-291871

Dear Mr. Levenberg:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Jet.AI Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-291871), together with all exhibits and amendments thereto, initially filed to the Commission on December 1, 2025 (the “Registration Statement”).

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates due to changed circumstances since the filing of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Registrant hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely,

By:	/s/ George Murnane
Name:	George Murnane
Title:	Interim Chief Financial Officer

cc:	Kate Bechen, Dykema Gossett PLLC